UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EMBARCADERO CENTER, SUITE 2310
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC CLOW 650-949-4914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG & CHOU ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH 1ST STREET #900 (Address) SAN JOSE (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

[redacted]

14046492

KW 3/7/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 19th **day of** FEB., **20**14 **by** ERIC CLOW, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature M Pandit

(Seal)

M Pandit

Notary Public

[Signature]

Signature

CEO

Title

MAULIK ANIL PANDIT
COMM. # 1916213
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Dec. 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HINA GROUP, INC.

(SEC I.D. No. 8-66091)

REPORT OF INDEPENDENT AUDITORS
AND
FINANCIAL STATEMENTS
Year Ended December 31, 2013

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of The Hina Group, Inc., a California corporation, as of December 31, 2013, and the related statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules' I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
San Jose, California

February 17, 2014

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

At December 31,		2013
ASSETS		
Current assets		
Cash and cash equivalents	$	125,266
Accounts receivable, net of allowance		575,952
Prepaid expenses		7,781
Prepaid federal tax		13,664
Prepaid state tax		5,420
Total current assets		728,083
Property and equipment, net of depreciation		-
Other assets		
Deferred tax asset (Options)		32,877
Security deposits		22,500
Total other non-current assets		55,377
Total assets	$	783,460

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,		2013
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	-
Accrual payable		-
Credit card payable		2,491
Deposit liabilities		13,558
Payroll and payroll tax payable		208
Total current liabilities		16,257
Long - term liabilities		
Security deposit		16,944
Total liabilities		33,201
Stockholders' equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		432,140
Total stockholders' equity		750,259
Total liabilities and stockholders' equity	$	783,460

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income (Loss)

For the year ended December 31,		2013
Consulting income	$	471,169
Less: cost of sales		-
Gross profits		471,169
Less: general and administrative expenses <see schedule>		463,951
Income (loss) from operations		7,218
Other income (expenses):		
Interest income		1
Gain/loss on sales of assets		(1,965)
Sublet rental income		3,385
Total other income (expenses)		1,421
Income (loss) before provision for income taxes		8,639
Income tax expenses (benefits)		8,634
Net income (loss) before extraordinary item		5
Extraordinary item		
Option deferred tax		(27,569)
Total extraordinary item		(27,569)
Net income (loss)	$	(27,564)

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Changes in Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2012	150,000	$ $150,000	$ 151,117	$ 459,703	$ 760,820.80
Stock option vested			17,002		17,002
Net income (loss)				(27,564)	(27,564)
Balance - December 31, 2013	150,000	$ 150,000	$ 168,119	$ 432,140	$ 750,259

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Cash Flows

For the years ended December 31,		2013
Cash flows form operating activities:		
Net income (loss)	$	(27,564)
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation and amortization		2,258
Change in accounts receivable		35,702
Change in prepaid expenses		(19,356)
Change in accrued liabilities		208
Change in other liabilities		30,503
Change in accounts payable		(3,007)
Change in income taxes payable		(476)
Change in deferred taxes asset		44,571
Gain/Loss on disposal of property		1,965
Total adjustment		92,368
Net cash provided (used) by operating activities		64,804
Cash flows from investing activities:		
Cash proceeds from sale of property		288
Net cash provided (used) by investing activities		288
Cash flows from financing activities:		
Proceeds from issuance of common stock		-
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		65,092
Cash and cash equivalents at beginning of year		60,174
Cash and cash equivalents at end of year	$	125,266

Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income tax	$	27,718
Interest	$	0

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2013

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

***The Company*:**

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Islands.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

***Cash and Cash Equivalents*:**

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

***Fair Value of Financial Instruments*:**

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

***Income Taxes*:**

The Company accounts for income taxes under ASC 740. Under ASC 740, deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

***Revenue Recognition*:**

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success as defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill

its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2013
Cash in bank	$	125,266
Cash and cash equivalents	$	125,266

NOTE 3 – Accounts Receivable

At December 31,		2013
Accounts receivable	$	575,952
Less: Allowance for bad debts		-
Accounts receivable - net	$	575,952

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2013
Current		
Federal	$	5,324
State		3,310
Total current income tax	$	8,634

The total deferred tax asset is $32,877 as of December 31, 2013.

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2013
Accounts receivable - Hina Group Holdings	$	575,952

For the year ended December 31,		2013
Revenue from Hina Group Holdings	$	281,169

NOTE 6 – Employee stock based compensation

The Company granted 1,770,000 shares of stock option of Hina Group Holding in 2006 with exercise price $0.50 per share. The total options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 32,877 as of December 31, 2013.

NOTE 7 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2013

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or

securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $92,064 which was $87,064 in excess of its net capital requirements of $5,000.

NOTE 9 – Leases

The Company engages its operating lease agreement with EMBARCADERO CENTER ASSOCIATES, a California general partnership on November 12, 2010 and the term of the lease through December 31, 2015. The security deposit of $22,500 for rent was paid on November 16, 2010. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

The total lease payments are estimated as follows:

Year	Minimum lease payment	
2014	$	91,074
2015	$	93,192

Rent expense incurred on the above leases was $ 81,282 for the year ended December 31, 2013.

In addition, the Company entered a sublease agreement on December 5, 2013 to sublease its premise at Embarcadero Center for the remaining two years of the lease term with base rent of $8,472 per monthly installment. In 2013, security deposit of $16,944 and partial month's rent of $3,385 were received. The term of the sublease shall expire on December 31, 2015.

NOTE 10 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2013, the Company did not have bank balance in excess of FDIC guarantee.

NOTE 11 – Concentration of revenue

In 2013, Hina Group Holdings accounted for 59.67% the total revenues.

NOTE 12 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluates subsequent events after the financial statement dated 12/31/2013 through February 17, 2014, which was the date the financial statements were available to be issued and determined there were no other items to be disclosed.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2013
Accounting fees	$	13,525
Bank charges		961
Compensation cost - option		17,002
Commissions		4,307
Conference		1,785
Depreciation expenses		2,258
Dues and subscriptions		40,595
Insurance		8,128
Licenses and permits		3,725
Meals and entertainments		2,381
Office expenses		4,607
Payroll services		1,444
Payroll tax		19,118
Professional fees		9,323
Property & local tax		6,928
Postage and delivery		614
Rent		81,282
Salaries and wages		201,122
Telephone		29,563
Travel		15,285
Total operating expenses	$	463,951

THE HINA GROUP, INC
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

	31-Dec-13		
Net Capital			
Total shareholders' equity		$	750,259
Add: subordinated borrowings allowable for net capital			-
Total capital and allowable subordinated borrowings			750,259
Deductions and/or charges			
Nonallowable assets:			
Receivable (related party)			575,952
Prepaid expense			26,865
Fixed asset			-
Deferred tax asset			32,878
Security deposits			22,500
			658,195
Net capital before haircuts on securities positions			92,064
Haircuts			-
Net capital		$	92,064
Aggregate Indebtedness			
Accounts payable and accrued expenses		$	33,202
Total aggregate indebtedness		$	33,202
Computation of Basic Net Capital Requirement			
Minimum net capital under rule 15c3-1(a)(1)(i)			2,213
Minimum net capital under rule 15c3-1(a)(2)(i)			5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(i))			5,000
Excess Net Capital			87,064
Excess Net Capital At 1000%			86,064
Ratio: Aggregate Indebtedness to Net Capital			36.06%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2013

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2013

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2013

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule, and the Company met the exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the most recent fiscal year without exception.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2013

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule, and the Company met the exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of The Hina Group Inc. (the Company), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This Study included tests of compliance with such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
San Jose, California
February 17, 2013

Wang & Chou Accountancy Corp.

28 North First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688 Fax: 408-998-1689

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
The Hina Group, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by The Hina Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Stockbrokerage Co. Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC – 7 with respective cash disbursement records entries in the check register and detail general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the specified elements, accounts or items referred to above. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matter might have come to our attention that would have been reported to you.

This report relates only to the accounts and items specified above. This report is intended solely for the information and use of the specified users listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
San Jose, California

February 17, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

066091 FINRA DEC
THE HINA GROUP INC 19*19
27660 CENTRAL DR
LOS ALTOS HILLS CA 94022-4291

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1177.92

B. Less payment made with SIPC-6 filed (**exclude Interest**) (673.28)

7/10/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 504.64

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 504.64

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 504.64

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Hina Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of February, 2014.

CFO, FINOP Chairman
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	Q1 $ 132,985
	Q2 136,325
	Q3 131,843
	Q4 70,016
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 471 169
2e. General Assessment @ .0025	$ 1177.92
	(to page 1, line 2.A.)